MANAGEMENT DISCUSSION & ANALYSIS

February 28, 2005

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2004 and the audited financial statements of the Company for the year ended September 30, 2004. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

The Company

Eiger Technology, Inc. (“Eiger” or “the Company”) is a technology-focused management company with two main subsidiaries; Newlook Industries Corp. (“Newlook”) and K-Tronik International Corp. (“K-Tronik”). Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Newlook Industries Corp.

Newlook Industries Corp. (“Newlook”) has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary “Ad-Tree” software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at the lowest long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community.

Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and best long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

  Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.
  Subscription Plans – Traditional long distance and Internet plans for the residential and small office/home office (“SOHO”) market.
  Advertising - New media services for sponsors on the Call Zone free calling network.
  10-10-580 - Dial-around services for pay-per-call domestic and international calling.

On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Based in Ontario, Onlinetel provides the VoIP network that powers Call Zone/Call World and other services. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of the Newlook. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

$
Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672
Future Income Tax Benefit	117,000
Inter-company Balance	50,000
Current Liabilities	(1,329,701)
Long-term Debt	(3,496,042)
Retained Deficit	2,102,509
Common Shares Issued	100

Consideration Paid:

12,727,273 shares issued to Eiger to acquire shares of Onlinetel	$100
7,272,727 shares issued to Eiger in settlement of debt	$1,200,000

Onlinetel’s operations have been serving the Canadian market for over 14 years. The Newlook currently has approximately 16 staff. Newlook is listed on the TSX Venture Exchange under the symbol “NLI”. Eiger Technology, Inc. is the controlling shareholder of Newlook with approximately 90% of the common shares.

K-Tronik International Corp.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

During the quarter, K-Tronik operated as a provider of energy-efficient electronic ballasts that are used in fluorescent lighting fixtures. Recently listed as symbol “KTRK” on the Nasdaq OTCBB, K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. K-Tronik is based in New Jersey, U.S.A.

Results of Operations

For the quarter ended December 31, 2004, loss excluding non-recurring items of $589,000 ($0.02 per share) versus $525,000 ($0.01 per share) during the prior year. Reported net loss (including unusual and non-recurring items) of $2,995,000 ($0.08 per share) compared to $546,000 ($0.01 per share) during the previous year. Revenues for the period were $1,513,000, compared to $4,415,000 in the preceding year, due mainly to K-Tronik being presented as a discontinued operation for the quarter.  Non-recurring items include a loss on disposition of K-Tronik partially offset by a gain on the sale of land and building in Stratford, Ontario on November 30, 2004.

Consolidated operating expenses from continuing operations of $823,000 for the quarter ended December 31, 2004 decreased from $1,730,000 in the prior year due largely to the discontinued operations of K-Tronik. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $701,000 for the quarter ended December 31, 2004 decreased from $1,490,000 in the preceding year largely for the same reason.

Newlook generated sales of $1,512,911 in the first quarter and a net loss of $558,833, which comprises the operating results of Onlinetel along with other expenses associated with Newlook in the quarter. These results compare to sales of $295,025 and a net loss of $123,936 in the prior year before Newlook’s acquisition of Onlinetel.

During the first quarter, Newlook underwent a successful first anniversary subscription renewal period for Call Zone. Although the service experienced a strong renewal rate, increased costs such establishing a 24-hour, bilingual call centre put additional pressure on margins.  Newlook continued to develop the Call World calling plan through the period, seeing success as revenues continue to rise.   After a period of aggressively expanding its VoIP network in Ontario, Quebec and Alberta, the Company now offers a free ad-based Call Zone with low-rate Call World international calling in these provinces in addition to a national VoIP network from Victoria to Halifax for Call Anytime Unlimited subscribers.  During the period, Onlinetel moved from Kitchener to Toronto during the first quarter.

With the network expansion in place, and solid and growing revenues from both Call Zone subscriptions and Call World revenues, management focused on a number of initiatives to increase shareholder value over the quarter, which has led to discussions and negotiations with a number of merger and acquisition candidates to identify opportunities that would create considerable operational synergies. The evaluation of certain strategic opportunities is ongoing.

Liquidity and Capital Reserves

Eiger consolidated cash and marketable securities at December 31, 2004 was $402,000 compared to $245,000 at September 30, 2004. The Company’s accounts receivable decreased to $689,000 from $2,221,000 and accounts payable and accrued liabilities decreased to $2,186,000 from $5,103,000 over the quarter ended December 31, 2004. Total debt (bank indebtedness and long-term debt) at December 31, 2004 was $325,000 compared to $2,694,000 at September 30, 2004. These figures were lower due largely to K-Tronik not being included in the consolidated figures.

At December 31, 2004, Newlook cash position remained relatively flat, increasing to $56,000 from $55,000 at September 30, 2004. Accounts receivable of $609,000 and total long term debt of $325,000 declined over the quarter compared to $740,000 and $462,000, respectively at September 30, 2004. Accounts payable of $2,100,000 increased from $1,852,000 at September 30, 2004.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia’s South Korean won exposure offset by Korean won based revenue.

As K-Tronik is based in the United States and reports in U.S. dollars while Eiger reports its consolidated financial results in Canadian dollars, the movement in the U.S. dollar to Canadian dollar exchange rate directly affects Eiger’s consolidated statements of earnings and consolidated balance sheet. A lower U.S. dollar to Canadian dollar exchange rate used to convert Eiger’s U.S.-based results was a contributing factor in the variance of the year-over-year results.

Newlook does not hedge its foreign currency as it deals almost exclusively in the domestic currency and as a result of an evaluation of the costs of such hedging.

Future Outlook

Eiger’s current focus is to continue to develop Newlook as a growing, public company. Newlook’s strategy for Onlinetel is to set a course towards sustainable and improved profitability.  To achieve this goal, management will continue to lever its leadership position in advertisement-based free calling through its Call Zone/Call World service, which it believes will exceed expectations in the future.

Focus on Call Zone/Call World

Similar to other communication mediums such as television, radio, the Internet, etc., management believes that the future of calling is advertising-based.  By allowing sponsors to pay for their calls, Canadians now have available the best value proposition for their calling needs.  This is the underlying concept behind the Call Zone/Call World service – to offer Canadians an alternative to traditional telecom calling plans by providing the best calling rates, while maintaining toll-quality service.

Since its launch on November 1, 2003, Call Zone’s growing customer base attests to the fact that Canadians feel it is the best value available.  In keeping with a goal to build loyalty and provide the best value to our subscription base, Call World was offered on March 1, 2004 as an exclusive feature to Call Zone members.  Call World calling allows subscribers to toll-quality calling outside of a provincial Call Zone to the rest of the world at greatly reduced prices without hearing an advertisement.  The plan was structured to best address the top four calling destinations for Canadians:

within the province (free)

within Canada and the United States (2.9¢ per minute)

to Great Britain (4.9¢ per minute)

to Western Europe (4.9¢ per minute).

In contrast, 10-10 "dial-around" services have a third-party origination fee built-in - Call World bypasses this cost by routing over its proprietary VoIP platform, allowing savings to pass through to customers. Since its launch, the dramatic increase of Call Zone subscribers has boosted the usage of Call World, which has experienced an average month-over-month growth rate of 15%. Today, Call Zone/Call World subscribers make over 30 million calls totaling over 310 million minutes per year. Along with Onlinetel's 10-10-580 dial-around service, Onlinetel's services have become the best value proposition for Canadians.

By migrating satisfied 10-10-580 users to become Call Zone/Call World subscribers, Onlinetel is able to distance itself from the grip that local carriers, such as Bell Canada, have on dial-around companies.  The ability for local carriers to charge fees that dial-around providers must pass-through to their users stresses their dominance in the 10-10 market and puts providers somewhat at their mercy.  By focusing on growing its Call Zone/Call World subscriber base instead, Onlinetel is able to build loyalty with Canadians who entrust the company to provide them with the best quality at the best available price.  This loyalty is not established with pay-per-use dial-around providers with their users since they lack a registered subscription base.

Reflecting back on recent telecom history, 10-10 “dial-around” (Onlinetel’s 10-10-580 offering was one of the first to market in Ontario) has gained broad consumer acceptance in the last few years.  10-10 plans provide an appealing method to keep one’s existing carrier (e.g. Bell Canada, etc.) and obtain lower rates for calls by dialing a different carrier code to access that other carrier’s rates.  The 10-10 code routes the call over the dial around carrier’s network, instead of the regular long distance carrier.  Taking into consideration the existing carrier’s origination fee, low barriers to entry and increased competitive pricing pressure, the 10-10 business has become a function of intensified spending of marketing dollars to win market share at the expense of increasingly thinner margins.

Through Call World, Onlinetel has developed a methodology to eliminate third-party origination fees over its VoIP-based platform to produce a healthy operating margin, notwithstanding any advertising being sold in the Call Zone network.  Furthermore, by offering the best value to customers, the company has seen growth in business primarily from word-of-mouth referrals, rather than having to outspend higher-priced competitors.  Call World allows Onlinetel to be the price leader in Canada as 10-10 competitors are bound to reduce prices only to a certain point after third-party origination fees, high marketing costs and network limitations factor in.  Additionally, with Call World’s new single access number, Onlinetel has created an alternative for consumers that are familiar with 10-10 dialing.  These factors have inclined Onlinetel to shift its focus away from 10-10-580 in favour of Call World.

Potential for Advertising

Having only scratched the surface, Onlinetel's growing customer base represents only a fraction of the Canadian marketplace, and provides Onlinetel a unique opportunity to channel future products into and leverage its advertising platform.  The fact that advertising has very few associated direct costs, its high margin contribution significantly drives profitability within Onlinetel’s business model.  The critical mass of a loyal customer base is essential to establishing an equitable relationship with a non-regional, large-scale advertiser.  To crystallize the potential value inherent in its advertising model, Onlinetel’s goal has been to aggressively expand its VoIP-based network to cover the majority of the Canadian population.  Even though the network expansion embarked in late 2003 resulted in significant costs incurred for fiscal 2004, the company has developed a greater potential to negotiate significant sponsorship programs with large-scale advertisers.

Through its focus on growing Call Zone/Call World’s subscription base and selling the associated system advertising, Onlinetel projects the proportion of revenues in the future will tip away from pay-per-use (10-10-580) revenues in favour of subscription-related revenues (Call Zone, Call World, advertising).

Acquisitions

Part of management’s initiative to increase shareholder value includes evaluating merger and acquisition opportunities that would create operational synergies and increase the Call Zone/Call World subscriber base.  Since Newlook acquired Onlinetel in March 2004, a great deal of time has been spent on a few targeted acquisitions and the evaluation of certain strategic opportunities is ongoing.  Acquisitions the company will favour are those that:

are accretive to earnings

increase the subscription base

introduce new services and/or products in our customers’ best interest

As Onlinetel customers are attracted to the value proposition of its services and its market share continues to increase, management will execute on an acquisition only if it enhances considerable value for Newlook.  Otherwise, it will wait as market share continues to grow through targeted marketing and largely through referrals from existing subscribers.